SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 27 January 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

Material Change Report and Amending Agreement to PPA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 27 January 2012	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Ivanhoe Mines Ltd. (the “Company”)

Suite 654, 999 Canada Place

Vancouver, British Columbia

V6E 3E1

2.	DATE OF MATERIAL CHANGE

January17, 2012

3.	NEWS RELEASE

The news release was issued on January 18, 2012 and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR.

4.	SUMMARY OF MATERIAL CHANGE

The Company’s Board of Directors (the “Board”) has accepted a recommendation by a special committee of independent directors and resolved to place before the Company’s shareholders at the next annual meeting of shareholders, and recommend that shareholders vote in favour of, a resolution to terminate the Company’s Shareholder Rights Plan (“SRP”). The Board also resolved to take steps to ensure that the SRP would not be inadvertently triggered prior to the annual meeting of shareholders by delaying the separation of the rights from the common shares until the meeting at which time it is expected that the shareholders will vote to terminate the SRP. The Company subsequently entered into an agreement with Rio Tinto International Holdings Limited (“Rio Tinto”) to amend the Private Placement Agreement dated October 18, 2006 (“PPA”) to enable Rio Tinto to acquire additional common shares on a basis that would be exempt from the SRP.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

The Board has accepted a recommendation by a special committee of independent directors and decided that the interests of the Company’s shareholders and the Company’s strategic objectives would be best served by the termination of the SRP. Since formal termination of the SRP requires the approval of the Company’s shareholders, the Board has resolved to place before the shareholders at the next annual meeting, set for May 11, 2012, a resolution to terminate the SRP and the Board will formally recommend that shareholders vote in favour of the resolution.

An arbitrator’s decision issued on December 12, 2011 suggested that the Board seriously consider whether preserving the application of the SRP to any Rio Tinto common share purchases was in the best interests of the Company.

Following the arbitrator’s ruling, the Board unanimously approved the formation of a special committee, comprised of members of the Board’s Corporate Governance Committee, to conduct an evaluation of the arbitrator’s decision, with the assistance of independent legal counsel. The committee consisted entirely of independent directors and did not include any representatives of Rio Tinto or the Company’s management. The decision to recommend termination of the SRP was unanimously supported by the participating directors; directors who are Rio Tinto employees did not take part in the discussion or vote.

Rio Tinto, which had been restricted to a 49% ownership stake in the Company prior to the expiry on January 18, 2012 of the standstill restrictions in the PPA, had recently advised the Board of its intention to purchase additional common shares of the Company regardless of the status of the SRP, to enable Rio Tinto to increase its ownership level to more than 50%.

As part of the decision to recommend that shareholders vote to terminate the SRP, the Board resolved to take steps to ensure that the SRP would not be inadvertently triggered prior to the May 2012 annual meeting by delaying the separation of the rights from the common shares until the meeting. While the SRP technically will remain in effect until the shareholders vote to terminate it at the annual meeting, the Board has exercised its discretion under the SRP to defer the Separation Time – the activation point, nominally occurring 10 days after the announcement of a triggering share acquisition, at which shareholders could exercise rights to acquire additional discounted common shares.

The Board also resolved to explore other means to prevent the inadvertent triggering of the SRP, including by way of an amendment to the PPA, which could enable Rio Tinto to acquire additional shares through a transaction that would be exempt from the SRP. The Company subsequently entered into an agreement with Rio Tinto to amend the PPA. The effect of this amendment is that all acquisitions of common shares by Rio Tinto prior to the May 2012 annual meeting will be exempt from the SRP. The amendment also formalizes the Company’s commitment to place before the Company’s shareholders at the next annual meeting of shareholders, and recommend that shareholders vote in favour of, a resolution to terminate the SRP. Rio Tinto has also agreed in the amendment to vote its common shares in favour of the termination of the SRP.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

No information has been intentionally omitted from this form.

8.	EXECUTIVE OFFICER

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Beverly A. Bartlett

Vice-President & Corporate Secretary

Suite 654, 999 Canada Place

Vancouver, British Columbia V6E 3E1

Telephone: 1 (604) 688-5755

9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 27th day of January, 2012.

2

AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made as of the 18th day of JANUARY, 2012, by and between IVANHOE MINES LTD. (“Ivanhoe”) and RIO TINTO INTERNATIONAL HOLDINGS LIMITED (“Rio Tinto”).

WHEREAS Ivanhoe and Rio Tinto are parties to a private placement agreement made as of October 18, 2006, as amended (the “Private Placement Agreement”);

AND WHEREAS the parties hereto desire to amend the Private Placement Agreement to give effect to the suspension of the shareholder rights plan adopted by the board of directors of Ivanhoe on April 5, 2010 as amended on April 21, 2010 (the “SRP”);

NOW THEREFORE, in consideration of the payment by each party to the other party of the sum of $1 (the receipt and sufficiency of which is hereby acknowledged by each of the parties), the parties agree to amend the Private Placement Agreement as follows:

1.	Capitalized terms used, but not otherwise defined, herein have the meaning given to them in the Private Placement Agreement.

2.

Ivanhoe and Rio Tinto agree that, effective from and after January 19, 2012 until the termination of the SRP, Rio Tinto and its Affiliates shall be entitled to acquire, directly or indirectly, Ivanhoe Shares and Ivanhoe Convertible Securities from any person including, for greater certainty, Ivanhoe.

3.

Ivanhoe covenants and agrees to (i) place before the holders of Ivanhoe Shares at the next meeting of holders of Ivanhoe Shares (the “Ivanhoe Meeting”) a resolution (requiring the approval of a majority of the votes cast at the Ivanhoe Meeting by holders of Ivanhoe Shares) to terminate the SRP (the “Termination Resolution”) and (ii) prepare and mail to holders of Ivanhoe Shares a management proxy circular in which the Ivanhoe board of directors will make a written recommendation to holders of Ivanhoe Shares to vote their Ivanhoe Shares at the Ivanhoe Meeting in favour of the Termination Resolution.

4.

Rio Tinto covenants and agrees to vote all Ivanhoe Shares over which it has beneficial ownership, control or direction, whether direct or indirect, at the Ivanhoe Meeting in favour of the Termination Resolution .

5.

Ivanhoe acknowledges that the foregoing entitlement is a RT Arrangement as defined in the Amended and Restated Shareholder Rights Plan Agreement dated as of April 21, 2010 between Ivanhoe and CIBC Mellon Trust Company as rights agent.

6.	All other terms of the Private Placement Agreement shall remain unamended and in full force and effect.

7.	This amending agreement shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

8.

This amending agreement may be executed in counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page by any party by electronic or facsimile transmission will be as effective as delivery of a manually executed copy of this amending agreement by such party.

[INTENTIONALLY BLANK]

2

IN WITNESS WHEREOF the parties have executed this amending agreement as of the date first written above.

IVANHOE MINES LTD.

By:	“Beverly A. Bartlett”
Title: Duly Authorized Representative

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

By:	“Kay B. Priestly”
Title: Duly Authorized Representative

3